                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             -----------------------

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)


                               Catherine Patterson
                                Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2001
             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3)
                      or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 pages)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
  Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                            (however, see the Notes).

                             13D - AMENDMENT NO. 10

CUSIP NO.    286133                                            PAGE 2 OF 8 PAGES

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ANTHONY M. FRANK
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
               PF

------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OR ORGANIZATION
               CALIFORNIA, USA

------- ------------------------------------------------------------------------
          NUMBER OF             7       SOLE VOTING POWER
            SHARES                           6,520,885
                                ------- ----------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                          NONE
                                ------- ----------------------------------------
             EACH               9       SOLE DISPOSITIVE POWER
          REPORTING                          6,520,885
                                ------- ----------------------------------------
            PERSON              10      SHARED DISPOSITIVE POWER
             WITH                            NONE
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,520,885, INCLUDING 250,000 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK AND 250,000 SHARES OF SERIES D CONVERTIBLE PREFERRED STOCK
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.2% OF THE COMMON STOCK   100% OF THE SERIES C CONVERTIBLE PREFERRED
          STOCK   100% OF THE SERIES D CONVERTIBLE PREFERRED STOCK   53.5% OF
          VOTING POWER
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
          IN -- 6,304,948
          EP --    80,000

------- ------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 11 amends, in relevant part as follows, the Schedule 13D, filed February 13, 2001, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common stock") of Electropure, Inc., a California corporation.

ITEM 1. SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        (a)     Anthony M. Frank

        (b)     320 Meadowood Court, Pleasant Hill, CA 94523

        (c)     Retired - former Postmaster General

        (d)     Not applicable

        (e)     Not applicable

        (f)     U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The $100,000 utilized to purchase 333,334 shares of Electropure, Inc. common stock, as described below, was from Mr. Frank's personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION

        On August 28, 2001, Mr. Frank purchased 333,334 shares of Electropure, Inc. common stock, $0.01 par value, in a private sale transaction for the total purchase price of $100,000, or $0.30 per share. The common stock is entitled to one vote per share on all matters to be voted upon by the shareholders and except as may otherwise be required by law will vote with the holders of the Class B common stock and Convertible Preferred Stock as one class.

The shares of common stock have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution to shareholders, subject to the liquidation rights held by the Class B common stock, Series C and Series D Preferred Stock and the Convertible Preferred Stock, and the prior rights, if any, that may be established in the future for Preferred Stock, if any. Holders of common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor along with the holders of the Class B common stock, subject to any prior rights when may be granted in the future to holders of Preferred Stock.

        Mr. Frank may in the future acquire, hold and dispose of shares of common stock or warrants or options for such common stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a)     Mr. Frank owns the following shares of Electropure:

                6,520,885 shares of common stock with one vote per share(1). 250,000 shares of Series C convertible preferred stock with no voting rights. 250,000 shares of Series D convertible preferred stock with no voting rights.

                Mr. Frank owns beneficially 53.5% of the Common stock (56.2% if all of the warrants described below are exercised); 100% of the Series C Convertible preferred stock; and 100% of the Series D convertible preferred stock of Electropure. Mr. Frank owns 44.1% of the voting power of all classes of stock of Electropure.

        (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

        (c) Since January 17, 2001, Mr. Frank has entered into the following transactions with regard to Electropure's common stock and/or preferred stock:

                On August 28, 2001, Mr. Frank purchased 333,334 shares of common stock for $0.30 per share from the issuer for a total purchase price of $100,000.

                The following Warrants are currently exercisable by Mr. Frank:

                ---------------------------------------------------------------
                    DATE GRANTED         PURCHASE PRICE      NO. OF SHARES
                ---------------------------------------------------------------
                      12/17/92               $1.25                50,000
                      12/17/96               $1.25                50,000
                      08/02/00               $1.25               250,000
                      02/22/96               $2.25               300,000
                      07/29/99               $2.00               450,000
                      02/25/00               $2.00               202,603
                      03/06/00               $2.00               250,000
                      01/11/01               $0.47               250,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's common stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of common stock at $2.25 per share. Mr. Frank also has the right, until August 31, 2002, to purchase 450,000 shares of Electropure common stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the common stock shall equal or exceed $3.00 per share for thirty consecutive trading days.

        Pursuant to his subscription of Units in February and March, 2000, Mr. Frank has the right until May 23, 2003 to purchase 452,603 shares of Electropure common stock at $2.00 per share.

--------
(1) Includes warrants for 300,000 shares of common stock exercisable at $2.25 per share; 300,000 shares exercisable at $1.25 per share; and 902,603 shares exercisable at $2.00 per share.

Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the common stock shall equal or exceed $4.00 per share for thirty consecutive trading days.

        Mr. Frank has the right, pursuant to his August 2000 subscription of securities, to purchase 250,000 shares of Electropure common stock at $1.25 per share. The warrants are exercisable commencing on July 31, 2001 and expire on June 20, 2005. As described in Item 4, Mr. Frank also received the right to purchase 250,000 shares of Micro Imaging Technology, the private-held, wholly-owned subsidiary of Electropure, Inc.

        Mr. Frank has the right to purchase 250,000 shares of common Stock at $0.47 per share through January 11, 2006. Such warrants were granted in recognition for Mr. Frank's assistance to Electropure over the years.

        Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

        On January 17, 2001, Mr. Frank loaned Electropure $1,000,000 for three years at 8% annual interest as the down payment to purchase the building occupied by Electropure. Interest on the loan is payable each calendar quarter beginning on June 30, 2001, with the principal balance due on January 18, 2004.

ITEM 7. EXHIBITS

        10.10.A     Subscription Agreement, December 6, 1989 *

        10.10.B     Subscription Agreement, October 10, 1990 *

        10.10.C     Subscription Agreement, March 1, 1991 *

        10.10.D     Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

        10.10.E     Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

        10.10.F     Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

        10.10.G     Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

        10.10.H     Warrants for 3,125 shares (Warrant No. 332 - 08/06/92) *

        10.10.I     Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *

        10.10.J     Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *

        10.10.K     Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *

        10.10.L     Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **

        10.10.M     Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **

        10.10.N     Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **

        10.10.O     Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **

        10.10.P     Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **

        10.10.Q     Stock Right Agreement No. E-1034 **

        10.10.R     10% Two-Year Convertible Term Note - 12/31/96 **

        10.10.S     10% Two-Year Convertible Term Note - 02/25/97 **

        10.10.T     10% Two-Year Convertible Term Note - 04/10/97 **

        10.10.U     10% Two-Year Convertible Term Note - 01/26/98 ****

        10.10.V 10% Two-Year Convertible Term Note - 02/04/98 (face sheet only) ****

        10.10.W     Stock Purchase Agreement - 01/15/99 *****

        10.10.X     10% Two-Year Convertible Term Note - 12/13/99 ******

        10.10.Y     10% Two-Year Convertible Term Note - 01/25/00 ******

        10.10.Z     10% Two-Year Convertible Term Note - 02/10/00 ******

        10.10.AA    Warrants for 250,000 shares (Warrant No. A-3128- 01/11/01)
                    *******

        10.10.AB    8% Three-Year Convertible Term Note - 01/17/01 *******

        10.10.AC    Stock Conversion Agreement - 01/17/01 *******

        10.10.AD    Stock Purchase Agreement - 01/17/01 *******

        10.10.AE    Stock Purchase Agreement - 08/28/01

        10.47.8     License Termination Agreement dated August 14, 1997 ***


        -----------------------------------------------

        * Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

        **          Previously filed in connection with Amendment No. 1 to
                    Schedule 13D filed on June 2, 1997 by the Reporting Person.

        *** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

        **** Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1998.

        *****       Previously filed in connection with Amendment No. 6 to
                    Schedule 13D filed on February 16, 1999 by the Reporting Person.

        ******      Previously filed in connection with Amendment No. 8 to
                    Schedule 13D filed on March 15, 2000 by the Reporting
                    Person.

        *******     Previously filed in connection with Amendment No. 10 to
                    Schedule 13D filed on February 13, 2001.


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete and correct.

Dated:  August 30, 2001


                                                  /S/ ANTHONY M. FRANK
                                       -----------------------------------------
                                                    Anthony M. Frank